FORM N-17f-2
(Adopted in Release No. IC-17085 II 84,434, effective September 25, 1989,84 F. R. 32048

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody Of Management Investment Companies Pursuant to Rule 17f-2 (17 CFR 270.17f-2)

1.	Investment Company Act File Number:				Date examination completed:
	811-10475				9/30/2004

2.	State identification Number:
	AL	AK X	AZ X	AR X	CA X	CO X

	CT X	DE	DC	FL X	GA X	HI

	ID	IL X	IN X	IA X	KS X	KY X

	LA	ME	MD	MA	MI	MN X

	MS	MO X	MT	NE X	NV X	NH

	NJ X	NM	NY X	NC X	ND X	OH X

	OK X	OR X	PA X	RI	SC	SD

	TN	TX X	UT X	VT	VA X	WA X

	WV	WI X	WY	PUERTO RICO
Other (specify):

3.	Exact number of investment company as specified in registration statement: 333-68270

4.	Address of principal executive office (number, street, city, state, zip code): 1705 Towanda Avenue, Bloomington, IL 61701

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

Funds Trust

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
COUNTRY Mutual Funds Trust

We have examined management’s assertion, included in the accompanying “Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940” that the COUNTRY Growth Fund, COUNTRY Balanced Fund, COUNTRY Short Term Bond Fund, COUNTRY Tax-Exempt Bond Fund, and COUNTRY Bond Fund (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2004. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by t h e American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2004, and with respect to agreement of security purchases and sales, for the period from June 30, 2004 (the date of the last examination) through September 30, 2004;

•	Confirmation of all securities held by institutions in book entry form (Depository Trust Company and Northern Trust);

•	Confirmation of all cash balances with custodian banks;

•	Confirmation of all mutual fund holdings with each fund’s account representative;

•	Confirmation of all unsettled trades with the respective broker;

•	Reconciliation of all such securities and investments to the books and records of t h e Funds and COUNTRY Trust Bank, N.A., the Custodian; and

•	Agreement of 18 security purchases and 18 security sales or maturities since our l a st examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2004, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not i n tended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young, LLP

Chicago, Illinois March 11, 2005

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

March 11, 2005

We, as members of management of COUNTRY Mutual Funds Trust, comprised of the COUNTRY Growth Fund, COUNTRY Balanced Fund, COUNTRY Short Term Bond Fund, COUNTRY Tax-Exempt Bond Fund, and COUNTRY Bond Fund (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of h t e Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2004, and for the three-month period from June 30, 2004 (date of last examination) through September 30, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2004, and for the three-month period from June 30, 2004 through September 30, 2004, with respect to securities reflected in the investment accounts of the Funds.

COUNTRY Mutual Funds Trust

By:

/s/Philip T. Nelson
Philip T. Nelson

/s/William J. Hanfland
William J. Hanfland
Treasurer

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
COUNTRY Mutual Funds Trust

We have examined management’s assertion, included in the accompanying “Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940” that the COUNTRY Mutual Funds Trust, comprised of the COUNTRY VP Growth Fund, COUNTRY VP Balanced Fund, COUNTRY VP Short Term Bond Fund and COUNTRY VP Bond Fund (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2004. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by h t e American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2004, and with respect to agreement of security purchases and sales, for h t e period from March 31, 2004 (the date of the last examination) through September 30, 2004;

•	Confirmation of all securities held by institutions in book entry form (Depository Trust Company and Northern Trust);

•	Confirmation of all cash balances with custodian banks;

•	Confirmation of all mutual fund holdings with each fund’s account representative;

•	Confirmation of all unsettled trades with the respective broker;

•	Reconciliation of all such securities and investments to the books and records of t h e Funds and COUNTRY Trust Bank, N.A., the Custodian; and

•	Agreement of 18 security purchases and 18 security sales or maturities since our l a st examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2004, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not i n tended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young, LLP

Chicago, Illinois March 11, 2005

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

March 11, 2005

We, as members of management of COUNTRY Mutual Funds Trust, comprised of the COUNTRY VP Growth Fund, COUNTRY VP Balanced Fund, COUNTRY VP Short Term Bond Fund and COUNTRY VP Bond Fund (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2004, and for the six-month period from March 31, 2004 (date of last examination) through September 30, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2004, and for the six-month period from March 31, 2004 through September 30, 2004, with respect to securities reflected in the investment accounts of the Funds.

COUNTRY Mutual Funds Trust

By:

/s/Philip T. Nelson
Philip T. Nelson

/s/William J. Hanfland
William J. Hanfland
Treasurer